REVIEWED FINANCIAL STATEMENTS

OneCare, Inc.
Year Ended December 31, 2019
With Independent Accountant's Review Report

OneCare, Inc.
Financial Statements

Year Ended December 31, 2019

Contents

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
OneCare, Inc.
Batesville, Indiana

I have reviewed the accompanying financial statements of OneCare, Inc., which comprises of the balance sheet as of December 31, 2019, and the related statements of income, changes in Stockholders' equity, and cash flows from May 19, 2019 ("inception") to December 31, 2019 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Plano, Texas
May 6, 2020

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OneCare, Inc.

Balance Sheet

	December 31, 2019
Assets	
Current assets:	
Cash and cash equivalents	$ 58,528
Inventory-Finished goods	89,770
Inventory- components	195,130
Total current assets	343,428
Intellectual property *(see note 2)*	2,650,000
Less: Accumulated Amortization	(515,278)
Net Intellectual property	2,134,722
Security Deposits *(see note 3)*	175,000
Total assets	$ 2,653,150
Liabilities and Stockholders' Equity	
Current liabilities:	
Trade payables	77,450
Note payable *(note 4)*	80,000
Total current liabilities	157,450
Total long-term liabilities	-
Total liabilities	-
Stockholders' equity:	
Voting Common Stock, par value $0.0001, authorized shares, 7,500,000, issued and outstanding 1,462,308 *(note5)*	146
Paid-in capital	3,884,354
Non-Voting Common Stock, par value $.0001, authorized shares, 7,500,000, issued and outstanding 0	-
Undesignated stock shares, 500,000 authorized, zero issued and outstanding	-
Retained Deficit	(1,572,300)
Shareholder's loan *(note 6)*	183,500
Total stockholders' equity	2,495,700
Total liabilities and stockholders' equity	$ 2,653,150

See Independent Accountant's Review Report.

OneCare, Inc.

Statement of Operations

	Period from May 19, 2019 (Inception) to December 31, 2019
Revenue	$ -
Expenses:	
Advertising and promotion	128
Amortization expense	515,278
Auto expenses	2,486
Bank charges	802
Consulting expenses	355,549
Cellular connectivity	6,965
Dues and subscriptions	4,700
Marketing	10,885
Office expense	7,602
Professional fees	24,445
Rent expense	3,700
Repairs and Maintenance	850
Research and development	604,478
Telephone expense	323
Travel and meals	34,109
Total operating expenses	1,572,300
Net loss	$ (1,572,300)

See Independent Accountant's Review Report.

OneCare, Inc.

Statement of Changes in Stockholders' Deficit

	Common Stock, $.0001 par value	Paid-in Capital	Retained Deficit	Shareholders' Loan	Total Stockholders' Equity
Balance at December 31, 2018	$ -	$ -	$ -	$ -	$ -
Common stock issued	146	3,884,354	-	-	3,884,500
Net Loss	-	-	(1,572,300)	-	(1,572,300)
Shareholders' loan	-	-	-	183,500	183,500
Balance at December 31, 2019	$ 146	$ 3,884,354	$ (1,572,300)	$ 183,500	$ 2,495,700

See Independent Accountant's Review Report.

OneCare, Inc.

Statement of Cash Flows

	Period from May 19, 2019 (Inception) to December 31, 2019
Operating activities	
Net loss	$ (1,572,300)
Add amortization	515,278
Increase in Inventory	(284,900)
Increase in security deposits	(175,000)
Increase in trade payables	77,450
Net cash provided by operating activities	(1,439,472)
Investing activities	
Intellectual property *	-
Net cash used in investing activities	-
Financing activities	
Proceeds from short term note payable	80,000
Proceeds from shareholders' loan	183,500
Proceeds from capital contribution	1,234,500
Net cash provided by financing activities	1,498,000
Net increase in cash and cash equivalents	58,528
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 58,528

Supplemental disclosures of cash flow information:

Cash paid for interest	-
Cash paid for income taxes	-

Supplemental disclosure on noncash investing and financing transactions:

* Issuance of common stock for the purchase of intellectual property $ 2,650,000

See Independent Accountant's Review Report.

OneCare, Inc.

Notes to Financial Statements
December 31, 2019

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

OneCare, Inc., a development stage entity, was formed on May 19, 2019 ("Inception") in the State of Delaware. The financial statements of OneCare, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Batesville, Indiana.

OneCare, Inc. is a software/data collection company that empowers care, connections, data, and analytics. The company has a suite of proprietary, patented, health and wellness grade wearable monitoring technologies. OneCare solutions provide patients, physicians, families, nursing homes and hospitals with comprehensive health data. The system and devices will be HIPAA-compliant and utilize an open application programming interface for easy data communication and integration into any existing electronic medical records system. The CareWatch, the company's smartwatch, has been certified by the Federal Communications Commission and PTCRB, an organization that ensures a device's interoperability on global wireless networks.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: all the risks inherent in a new business, unfavorable publicity, infringement claims, unable to introduce new solutions or products on schedule, or consumer perception of their products or any similar products distributed by other companies could have a material adverse effect on their business and financial condition.

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

See Independent Accountant's Review Report.

OneCare, Inc.

Notes to Financial Statements (continued)
December 31, 2019

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from five to seven years.

Any assets less than thousand dollars are expensed. In addition, repairs and maintenance performed on equipment or software are expensed as incurred.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

See Independent Accountant's Review Report

OneCare, Inc.

Notes to Financial Statements (continued)
December 31, 2019

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

2. Intellectual Property

The company has purchased the intellectual property and the related patent and trademark for $2,650,000 for 30% share of the company. It is being amortized over three years, it's useful life.

3. Security Deposits

The security deposits are for lab deposit in China and ATT deposit

4. Short-Term Note

Promissory note to James Anderson bearing interest rate of 5%,
Issued December 31, 2019, due January 31, 2020* $ 80,000

This note was extended to June 30, 2020

5. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Voting Common Stock is entitled to one vote. While undesignated stocks rights will be decided upon issuance by the board without stockholders' approval.

The Company has granted 50,000 units of restricted stock shares to employees, they will be vested on December 31, 2022.

See Independent Accountant's Review Report

6. Shareholder Loan

From time-to-time, the Company's officers advance the company funds or incur expenses on the Company's behalf. These advances are considered short-term, due on demand.

7. Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

7. Income Taxes

The Company is taxed as a Corporation. The Company files income tax returns in the U.S federal jurisdiction, and Indiana state jurisdiction. The Company's net operating loss carryforwards that may be used to offset future federal and state taxable income has resulted in a tax benefit asset of $211,404 and $60,779, respectively, which is due to expire in 2039. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date. All income tax returns filed by the Company are subject to examination by taxing authorities.

8. Commitments and Contingencies

As of the date of issuance of financials May 6, 2020, the company has no commitments or contingencies.

9. Subsequent Events

Management has evaluated subsequent events through May 6, 2020, the date on which the financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on these financial statements.

See Independent Accountant's Review Report.

OneCare, Inc.

Notes to Financial Statements (continued)
December 31, 2019

10. Going Concern and Management's Plans

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

We will rely heavily on our funding round to ramp up our ability to produce inventory to fulfill the flow of orders. Growing operation costs and maintaining and supporting the product will also require additional working capital as well.

During the next 12 months, the Company intends to fund its operations largely with funding from pre-orders, and our Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

See Independent Accountant's Review Report.